UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 1st, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (June 3, 2024).

Exhibit 99.2	TotalEnergies Increases LNG Deliveries to Asia with Two New Medium and Long-Term Contracts (June 4, 2024).

Exhibit 99.3	Suriname: TotalEnergies, APA Corporation and Staatsolie progress towards Final Investment Decision on Block 58 (June 5, 2024).

Exhibit 99.4	Integrated Power: TotalEnergies Acquires a Gas-Fired Power Plant in the United Kingdom (June 5, 2024).

Exhibit 99.5	Capital increase reserved for employees of TotalEnergies in 2024 (June 6, 2024).

Exhibit 99.6	Decarbonization of European Refineries: A first agreement signed between TotalEnergies and Air Products for the delivery of Green Hydrogen (June 7, 2024).

Exhibit 99.7	Disclosure of Transactions in Own Shares (June 10, 2024).

Exhibit 99.8	TotalEnergies sells its subsidiary in Brunei (June 14, 2024).

Exhibit 99.9	Disclosure of Transactions in Own Shares (June 17, 2024).

Exhibit 99.10	Nigeria: TotalEnergies Launches the Ubeta Gas Development to Supply Nigeria LNG Liquefaction Plant (June 20, 2024).

Exhibit 99.11	Germany: TotalEnergies Wins Further Maritime Lease in the North Sea to Develop 1.5 GW of Offshore Wind (June 21, 2024).

Exhibit 99.12	Disclosure of Transactions in Own Shares (June 24, 2024).

Exhibit 99.13	Sao Tome & Principe: TotalEnergies acquires an offshore exploration license (June 26, 2024).

Exhibit 99.14	United Kingdom: TotalEnergies sells its interests in West of Shetland gas fields (June 27, 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: July 1st, 2024	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer